Sierra Wireless Reports Fourth Quarter and
Full Year 2014 Results

Q4 2014 record revenue of $149.0 million; 25.7% year-over-year growth

Fourth Quarter 2014 highlights

•	Record revenue of $149.0 million, an increase of 25.7% compared to Q4 2013

•	Non-GAAP earnings from operations of $10.0 million compared to $2.6 million in Q4 2013

•	Adjusted EBITDA of $12.7 million compared to $6.2 million in Q4 2013

•	Non-GAAP EPS of $0.29 compared to $0.10 in Q4 2013

Full Year 2014 highlights

•	Record revenue of $548.5 million, an increase of 24.1% compared to 2013

•	Non-GAAP earnings from operations of $22.8 million compared to $5.0 million in 2013

•	Adjusted EBITDA of $35.4 million compared to $18.7 million in 2013

•	Non-GAAP EPS of $0.63 compared to $0.23 in 2013

VANCOUVER, BRITISH COLUMBIA - February 5, 2015 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and full year, ending December 31, 2014. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the fourth quarter of 2014, we delivered record revenue and a strong year-over-year improvement in our key profitability metrics,” said Jason Cohenour, President and Chief Executive Officer. “Going forward, we will continue to focus on delivering profitable organic growth, while bolstering our leadership position in the Internet of Things with strategic acquisitions that expand our position in the value chain and enhance our business model.”

Q4 2014
Revenue for the fourth quarter of 2014 was $149.0 million, an increase of 25.7% compared to $118.6 million in the fourth quarter of 2013. Revenue from OEM Solutions was $129.5 million in the fourth quarter of 2014, up 27.2% compared to $101.8 million in the fourth quarter of 2013. Revenue from Enterprise Solutions was $19.5 million in the fourth quarter of 2014, up 16.4% compared to $16.8 million in the fourth quarter of 2013. On a consolidated basis, organic revenue growth, which excludes contribution from the acquired In Motion Technology and AnyData businesses, was 20.7% compared to the fourth quarter of 2013.

GAAP RESULTS

•	Gross margin was $50.0 million, or 33.5% of revenue, in the fourth quarter of 2014, compared to $38.4 million, or 32.4% of revenue, in the fourth quarter of 2013.

•
Operating expenses were $46.6 million and earnings from operations were $3.4 million in the fourth quarter of 2014, compared to operating expenses of $42.0 million and a loss from operations of $3.5 million in the fourth quarter of 2013.

•
Net loss from continuing operations was $1.7 million, or $0.05 per diluted share, in the fourth quarter of 2014, compared to a net loss from continuing operations of $1.9 million, or $0.06 per diluted share, in the fourth quarter of 2013. The fourth quarter of 2014 included a $3.8 million foreign exchange loss associated with the translation of certain foreign denominated balances, compared to a $1.9 million gain in the fourth quarter of 2013.

NON-GAAP RESULTS

•	Gross margin was 33.6% in the fourth quarter of 2014, compared to 32.5% in the fourth quarter of 2013.

•
Operating expenses were $40.1 million and earnings from operations were $10.0 million in the fourth quarter of 2014, compared to operating expenses of $36.0 million and earnings from operations of $2.6 million in the fourth quarter of 2013.

•
Net earnings from continuing operations were $9.1 million, or $0.29 per diluted share, in the fourth quarter of 2014, compared to net earnings from continuing operations of $3.1 million, or $0.10 per diluted share, in the fourth quarter of 2013. The non-GAAP tax rate in the fourth quarter of 2014 was 11.5%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $12.7 million in the fourth quarter of 2014, compared to $6.2 million in the fourth quarter of 2013.

Cash and cash equivalents at the end of 2014 were $207.1 million, representing an increase of $11.0 million compared to the end of the third quarter of 2014. Cash generated from operations during the fourth quarter was $11.3 million.

Full Year 2014
Revenue for 2014 was $548.5 million, an increase of 24.1% compared to $441.9 million in 2013. Revenue from OEM Solutions was $476.6 million in 2014, up 24.8% compared to $382.0 million in 2013. Revenue from Enterprise Solutions was $71.9 million in 2014, up 20.1% compared to $59.9 million in 2013. On a consolidated basis, organic revenue growth, which excludes contribution from the acquired In Motion Technology and AnyData businesses, was 18.3% compared to 2013.

GAAP RESULTS

•	Gross margin was $179.0 million, or 32.6% of revenue, in 2014, compared to $145.6 million, or 33.0% of revenue, in 2013.

•	Operating expenses were $185.6 million and loss from operations was $6.6 million in 2014, compared to operating expenses of $163.3 million and a loss from operations of $17.7 million in 2013.

•
Net loss from continuing operations was $16.9 million, or $0.53 per diluted share, in 2014, compared to a net loss from continuing operations of $15.6 million, or $0.50 per diluted share, in 2013. 2014 included a $12.4 million foreign exchange loss associated with the translation of certain foreign denominated balances, compared to a $3.8 million gain in 2013.

NON-GAAP RESULTS

•	Gross margin was 32.7% in 2014, compared to 33.1% in 2013.

•	Operating expenses were $156.7 million and earnings from operations were $22.8 million in 2014, compared to operating expenses of $141.0 million and earnings from operations of $5.0 million in 2013.

•
Net earnings from continuing operations were $19.8 million, or $0.63 per diluted share, in 2014, compared to net earnings from continuing operations of $6.9 million, or $0.23 per diluted share, in 2013.

•	Adjusted EBITDA was $35.4 million in 2014, compared to $18.7 million in 2013.

Cash and cash equivalents increased $27.2 million during 2014, reflecting $48.7 million of cash generated by operations and receipt of $13.8 million previously held in escrow from the sale of the AirCard business in 2013, partially offset by $23.9 million net cash used to acquire In Motion and $10.8 million used for capital expenditures.

Subsequent to year-end, we acquired substantially all of the outstanding shares of Wireless Maingate AB ("Maingate") for $91.6 million, including working capital, subject to certain post-closing adjustments.

We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
Our guidance for the first quarter of 2015 includes our recent acquisition of Maingate which closed on January 16, 2015. We expect Maingate to contribute approximately $3.5 million in revenue and approximately $1.0 million in earnings from operations from the date of acquisition. We expect the non-GAAP tax rate in the first quarter of 2015 to increase to the low 20 percent range. This results in the following non-GAAP guidance for the first quarter of 2015:

Q1 2015 Guidance	Consolidated Non-GAAP

Revenue	$145.0 to $149.0 million
Earnings from operations	$6.0 to $7.2 million
Net earnings	$4.7 to $5.7 million
Earnings per share	$0.15 to $0.18 per share
This non-GAAP guidance for the first quarter of 2015 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, February 5, 2015, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 55352654

To access the webcast, please follow the link below:
Sierra Wireless Q4 2014 and YE 2014 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2014q4/
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q4 and full year 2014 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Senior Director, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2015 and our fiscal year 2015, our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations not be adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect; and

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Revenue	$149,078	$118,608	$548,523	$441,860
Cost of goods sold	99,072	80,165	369,544	296,219
Gross margin	50,006	38,443	178,979	145,641

Expenses
Sales and marketing	12,682	10,693	50,476	42,182
Research and development	21,012	19,074	80,937	73,112
Administration	9,008	8,841	37,027	35,164
Restructuring	540	14	1,598	171
Acquisition and integration	1,273	369	2,670	535
Impairment	—	—	3,756	—
Amortization	2,092	2,999	9,109	12,141
	46,607	41,990	185,573	163,305
Earnings (loss) from operations	3,399	(3,547)	(6,594)	(17,664)
Foreign exchange gain (loss)	(3,852)	1,921	(12,390)	3,823
Other income (expense)	246	26	854	(98)
Loss before income taxes	(207)	(1,600)	(18,130)	(13,939)
Income tax expense (recovery)	1,494	345	(1,277)	1,611
Net loss from continuing operations	(1,701)	(1,945)	(16,853)	(15,550)
Net earnings from discontinued operations	—	1,078	—	70,588
Net earnings (loss)	$(1,701)	$(867)	$(16,853)	$55,038
Other comprehensive income:
Foreign currency translation adjustments, net of taxes of $nil	554	179	893	604
Comprehensive earnings (loss)	$(1,147)	$(688)	$(15,960)	$55,642

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.05)	$(0.06)	$(0.53)	$(0.50)
Discontinued operations	0.00	0.03	0.00	2.29
	$(0.05)	$(0.03)	$(0.53)	$1.79
Weighted average number of shares outstanding (in thousands)
Basic and diluted	31,759	30,804	31,512	30,771

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$207,062	$177,416
Short-term investments	—	2,470
Accounts receivable	106,799	112,490
Inventories	17,445	8,253
Deferred income taxes	4,779	2,391
Prepaids and other	7,826	28,741
	343,911	331,761
Property and equipment	20,717	21,982
Intangible assets	37,893	43,631
Goodwill	103,966	102,718
Deferred income taxes	3,898	7,176
Other assets	4,979	4,732
	$515,364	$512,000
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$128,196	$124,846
Deferred revenue and credits	3,245	2,481
	131,441	127,327
Long-term obligations	26,608	21,550
Deferred income taxes	453	127
	158,502	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,868,541 shares (December 31, 2013 — 31,097,844 shares)	339,640	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 342,645 shares (December 31, 2013 — 507,147 shares)	(6,236)	(5,137)
Additional paid-in capital	26,909	25,996
Retained earnings	2,514	19,367
Accumulated other comprehensive loss	(5,965)	(6,858)
	356,862	362,996
	$515,364	$512,000

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(1,701)	$(867)	$(16,853)	$55,038
Items not requiring (providing) cash
Amortization	5,088	7,146	23,517	28,296
Stock-based compensation	2,432	2,177	9,404	9,347
Gain on sale of AirCard business	—	—	—	(94,078)
Deferred income taxes	179	(855)	771	16,339
Loss (gain) on disposal of property and equipment	14	—	21	(10)
Impairment	—	—	3,756	—
Impairment of assets related to discontinued operations	—	—	—	1,012
Other	1,814	(1,288)	6,764	(2,687)
Changes in non-cash working capital
Accounts receivable	1,653	(17,965)	(5,180)	10,897
Inventories	(7,238)	(696)	(8,949)	11,908
Prepaid expenses and other	2,473	4,616	25,421	(7,254)
Accounts payable and accrued liabilities	7,067	1,940	10,538	(13,139)
Deferred revenue and credits	(435)	662	(510)	1,147
Cash flows provided by (used in) operating activities	11,346	(5,130)	48,700	16,816
Investing activities
Purchase of M2M business of AnyDATA	—	(5,196)	—	(5,196)
Purchase of In Motion Technology, net of cash acquired	—	—	(23,853)	—
Additions to property and equipment	(3,453)	(1,649)	(9,078)	(11,359)
Proceeds from sale of property and equipment	68	—	130	32
Increase in intangible assets	(378)	(542)	(1,751)	(2,211)
Proceeds from sale of AirCard business	—	—	13,800	119,958
Net change in short-term investments	—	2,751	2,470	(2,470)
Increase in other assets	(500)	—	(4,054)	—
Cash flows provided by (used in) investing activities	(4,263)	(4,636)	(22,336)	98,754
Financing activities
Issuance of common shares	1,640	3,159	6,404	8,106
Repurchase of common shares for cancellation	—	—	—	(5,772)
Purchase of treasury shares for RSU distribution	—	—	(5,955)	(3,433)
Taxes paid related to net settlement of equity awards	(504)	(66)	(1,403)	(408)
Excess tax benefits from equity awards	1,376	1,458	1,376	1,458
Decrease in other long-term obligations	(83)	(49)	(400)	(876)
Cash flows provided by (used in) financing activities	2,429	4,502	22	(925)
Effect of foreign exchange rate changes on cash and cash equivalents	1,464	(540)	3,260	(875)
Cash and cash equivalents, increase (decrease) in the period	10,976	(5,804)	29,646	113,770
Cash and cash equivalents, beginning of period	196,086	183,220	177,416	63,646
Cash and cash equivalents, end of period	$207,062	$177,416	$207,062	$177,416

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	2014				2013
(in thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$50,006	$47,055	$43,321	$38,597	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	131	134	130	160	119	117	95	75
Gross margin - Non-GAAP	$50,137	$47,189	$43,451	$38,757	$38,562	$37,463	$36,569	$33,453

Earnings (loss) from operations - GAAP	$3,399	$2,943	$(6,264)	$(6,672)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	2,432	2,402	2,326	3,304	2,177	2,145	2,013	1,655
Acquisition and integration	1,273	356	71	970	369	139	—	27
Restructuring	540	71	987	—	14	14	26	117
Impairment	—	—	3,756	—	—	—	—	280
Acquisition related amortization	2,389	2,609	2,784	3,118	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$10,033	$8,381	$3,660	$720	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	2,699	3,400	3,153	3,365	3,566	$3,468	$3,403	$3,212
Adjusted EBITDA - Non-GAAP	$12,732	$11,781	$6,813	$4,085	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,618	5,414	9,916	7,389	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	3,798	7,953	916	(382)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	378	(2,781)	1	(2,519)	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$9,093	$7,682	$2,590	$483	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$—	$—	$—	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	—	—	—	3	1,402	876	1,733
Gain on sale of AirCard business	—	—	—	—	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$—	$—	$—	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	9,093	7,682	2,590	483	3,147	4,331	997	2,887

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.29	$0.24	$0.08	$0.02	$0.10	$0.11	$0.03	$(0.02)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.29	$0.24	$0.08	$0.02	0.10	$0.14	$0.03	$0.09

Q4 2014 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Purchase Price Amortization		Acquisition, Integration, & Restructuring	Stock Compensation & Related Social Taxes	Foreign Exchange Loss	Tax Adjustments
(In thousands U.S. dollars, except where otherwise stated)	GAAP	Sagemcom, AnyData & In Motion	Wavecom					Non GAAP
	Q4 2014							Q4 2014

Revenue	149,078							149,078
Cost of goods sold	99,072				131			98,941
Gross margin	50,006	—	—	—	(131)	—	—	50,137
GM%	33.5%							33.6%

Sales and marketing	12,682				492			12,190
Research and development	21,012	47	1,293		486			19,186
Administration	9,008				1,323			7,685
Acquisition and Integration	1,273			1,273				—
Restructuring	540			540				—
Amortization	2,092	1,049						1,043
Total Operating Expenses	46,607	1,096	1,293	1,813	2,301	—	—	40,104

Earnings (loss) from operations	3,399	(1,096)	(1,293)	(1,813)	(2,432)	—	—	10,033

Foreign exchange loss	(3,852)					(3,852)		—
Other income	246							246
Total other income (expense)	(3,606)	—	—	—	—	(3,852)	—	246

Earnings (loss) before income taxes	(207)	(1,096)	(1,293)	(1,813)	(2,432)	(3,852)	—	10,279

Income tax expense (recovery)	1,494			(16)		(54)	378	1,186

Net earnings (loss)	(1,701)	(1,096)	(1,293)	(1,797)	(2,432)	(3,798)	(378)	9,093

Diluted earnings (loss) per share	(0.05)							0.29

Weighted average diluted shares	31,759							31,759

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2014					2013
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$476,650	$129,580	$124,329	$116,579	$106,162	$382,016	$101,858	$95,850	$95,076	$89,232
Cost of goods sold	336,133	90,136	87,453	82,910	75,634	266,867	72,336	66,395	65,514	62,622
Gross margin	$140,517	$39,444	$36,876	$33,669	$30,528	$115,149	$29,522	$29,455	$29,562	$26,610
Gross margin %	29.5%	30.4%	29.7%	28.9%	28.8%	30.1%	29.0%	30.7%	31.1%	29.8%

Enterprise Solutions
Revenue	$71,873	$19,498	$18,941	$18,433	$15,001	$59,844	$16,750	$16,412	$14,513	$12,169
Cost of goods sold	33,411	8,936	8,762	8,781	6,932	29,352	7,829	8,521	7,601	5,401
Gross margin	$38,462	$10,562	$10,179	$9,652	$8,069	$30,492	$8,921	$7,891	$6,912	$6,768
Gross margin %	53.5%	54.2%	53.7%	52.4%	53.8%	51.0%	53.3%	48.1%	47.6%	55.6%